December 7, 2006
BY EDGAR
Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc. Amendment No. 3 to Registration Statement on Form F-1 File No. 333-137044
Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concurrently with the filing by Photowatt with the Commission of the above captioned Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form F-1 (the “Registration Statement”).
We refer to the comment letter dated September 28, 2006 (the “First Comment Letter”) from the Staff concerning the Registration Statement as filed August 29, 2006 and to the comment letter dated November 1, 2006 (the “Second Comment Letter”) from the Staff concerning Amendment No. 1 to the Registration Statement as filed October 16, 2006. Photowatt would like to note its responses to certain of the Staff’s comments in the First Comment Letter and in the Second Comment Letter.

First Comment Letter:
Germany, page 72
23.	We note your disclosure that the subsidy programs in Germany are designed to decline over time and we note that your sales in Germany represented approximately 49% of your total revenue in fiscal 2006. Please provide a brief discussion of the subsidy programs in Germany that are material to your revenues and clarify how those subsidies will decline over time.
Response: The disclosure has been revised to include the requested information. Please see page 77 of Amendment No. 3.
Corporate Structure, page 74
25.	Please clarify where you do not own 100% of the entity disclosed.
Response: In response to this comment, we confirm that Photowatt will own 100% of each of the three subsidiaries shown in the chart upon the closing of the offering.
26.	Given the disclosure in Note 18 on page F-18, please tell us why Matrix Solar Technologies, Inc. does not appear in this chart.
Response: Substantially all of the operating assets and liabilities of Matrix Solar Technologies, Inc. (“Matrix”) are to be transferred to Photowatt Technologies USA Inc. prior to the closing of this offering. Photowatt Technologies USA Inc. is to be a wholly owned subsidiary of Photowatt Technologies Inc. This structure is reflected in the chart on page 79 of Amendment No. 3. Matrix remains relevant for historical purposes and continues to be referenced in the financial statements.
Lease Agreement, page 83
36.	Please briefly indicate how your creditworthiness will be determined under the Lease Agreement. Also disclose the minimum rent mentioned in the last sentence.
Response: Through the lease negotiation process, both of the terms referred to in this comment have been removed from the lease. The disclosure has been revised accordingly. Please see page 90 of Amendment No. 3. The lease remains subject to finalization.
Short Term Incentive Plan, page 95
46.	As you have done with your other plans, please include a description of the material provisions of this plan.
Response: The disclosure has been revised to include the requested information. Please see page 102 of Amendment No. 3.
Second Comment Letter:
Selling and administrative, page 51
15.	Please quantify the aggregate amount of the incentive compensation increases. Clarify which group of employees were entitled to those increases and why.
Response: The disclosure has been revised to include the requested information. Please see page 54 of Amendment No. 3.
16.	Please quantify and provide the material reasons for the increase in your selling and administrative expenses for Spheral Solar for the periods compared.
Response: The disclosure has been revised to include the requested information. Please see page 51 of Amendment No. 3.
Quantitative and Qualitative Disclosure About Market Risk, page 61
20.	We note your response to prior comment 19 and we reissue the previous comment in its entirety.
Response: The disclosure has been revised in response to this comment. Please see page 61 of Amendment No. 3.
Financial Statements
Report of Independent Registered Accounting Firm, page F-15

35.	We note your response to prior comment 61. Please note that PCAOB Auditing Standard 1 requires that audit reports on the financial statements of issuers must state that the auditor performed the audit in accordance with the standards of the PCAOB. The term “issuer” is defined in PCAOB Rule 1001 and Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 to include an entity that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and that it has not withdrawn. As such, upon the filing of your Form F-1 on September 1, 2006, you became an issuer for purposes of PCAOB Auditing Standard 1. Accordingly, please revise the filing to include financial statements that were audited in accordance with the standards of the Public Company Accounting Oversight Board and an audit report that reflects that fact. Also, refer to the requirements of AU 711.
Response: A revised audit report stating that the auditor performed its audit in accordance with the standards of the PCAOB has been included in Amendment No. 3. Please see page F-17 of Amendment No. 3.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,
/s/ Christopher J. Cummings
Christopher J. Cummings
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc. David L. Adams, Photowatt Technologies Inc. Timothy A.G. Andison, Shearman & Sterling LLP

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